UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55470/March 14, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12565

In the Matter of :	
:	
AIRSTAR TECHNOLOGIES, INC., :	ORDER MAKING FINDINGS AND
AMDIV.COM, INC., :	REVOKING REGISTRATIONS BY
ATM HOLDINGS, INC., :	DEFAULT AS TO FIVE RESPONDENTS
ANTARES CAPITAL CORP., :	
BRE CONSULTING GROUP, INC., and :	
CERPLEX GROUP, INC. :	

   The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on February 8, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided sufficient evidence that all Respondents were served by February 15, 2007, pursuant to Rule 141(a) of the Commission's Rules of Practice. To date, no Respondent has filed an Answer to the OIP, due ten days after service. OIP at 3; 17 C.F.R. § 201.220(b). On March 1, 2007, I held a telephonic prehearing conference that only the Division attended.

   On March 2, 2007, the Division filed a Motion for Default and Brief in Support (Motion) against five of the six Respondents[1]: Airstar Technologies, Inc. (Airstar Technologies); Amdiv.com, Inc. (Amdiv.com); Antares Capital Corp. (Antares Capital); Bre Consulting Group, Inc. (Bre Consulting); and Cerplex Group, Inc. (Cerplex Group). Therein, the Division requests that these Respondents be held in default for failing to file Answers within the period prescribed in the OIP. The Division requests that the registrations of their securities be revoked pursuant to Exchange Act Section 12(j). To date, no Respondent has filed a response to the Division's Motion.

   Airstar Technologies, Amdiv.com, Antares Capital, Bre Consulting, and Cerplex Group are in default for failing to file Answers to the OIP, appear at a prehearing conference, respond to a dispositive motion, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f),

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[1] On March 2, 2007, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to ATM Holdings, Inc. Airstar Technologies Inc., Exchange Act Release No. 55382.

.221(f). Accordingly, pursuant to Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true as to them.

Airstar Technologies (CIK No. 771160)[2] is a Nevada corporation located in Palm Springs, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Airstar Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1998, which reported net losses from operations of $6 million.

Amdiv.com (CIK No. 1052924) is a revoked Nevada corporation located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Amdiv.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 1998, which reported a net loss of $1.7 million.

Antares Capital (CIK No. 852816) is a Colorado corporation located in Irvine, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Antares Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported that the company had no assets and a net loss from operations of $3,194 for the prior three months.

Bre Consulting (CIK No. 1056884) is a delinquent Colorado corporation located in Long Beach, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Bre Consulting is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported that the company had a net loss from operations of $41,841.

Cerplex Group (CIK No. 319237) is a Delaware corporation located in Irvine, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Cerplex Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 24, 2000, which reported that the company had net losses of over $13 million. On July 27, 2000, Cerplex Group filed a Chapter 11 bankruptcy petition in the U.S. Bankruptcy Court for the District of Delaware that was converted to a Chapter 7 proceeding on January 31, 2001.

These Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

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[2] CIK stands for "Central Index Key," which is the unique number the Commission assigns to each entity that submits filings to it.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Exchange Act Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In consideration of the above, I find it necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Airstar Technologies, Amdiv.com, Antares Capital, Bre Consulting, and Cerplex Group.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Airstar Technologies, Inc., Amdiv.com, Inc., Antares Capital Corp., Bre Consulting Group, Inc., and Cerplex Group, Inc., are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge